
Vlue
Drivers earn more.
Riders pay less.
Select your Vlue

INVEST IN **VLUE LOGISTIC**

We're fixing the $55B ride share industry with drivers who earn more and riders who pay less

vlue.com Miami, FL

Technology | Minority Founder | Service | Transportation | Repeat Founder

Highlights

Repeat Founder

Founder has started a previous company funded with $2M+

1. Seasoned team of experts with experience scaling companies in finance and software development.
2. Over 9,000 Miami drivers joined our platform to earn more money than they are able to with Uber.
3. Pending marketing partnerships with Miami airports, local colleges, area restaurants and hotels.
4. Expanding into the $532B freight industry with the same user-centric mission.
5. Freight brokerage license approved and beginning to produce revenues - proof of concept.

Featured Investor



Yusleidy Sandrino
Syndicate Lead

Follow

Invested $50,000

I'm a Nurse Practitioner and a business owner. My life's mission is to provide HealthCare to children of special needs in the Miami area.
sandrinopediatric.com

"I have known Igor Nunez (CEO) and his team for years and I trust their ability to build and manage a successful venture. Vlue's mission to fix the rideshare business is the right thing to do at the right time. Vlue brings a great opportunity for all in the community, from drivers making a fair wage to riders paying a fair price to move around. I didn't want to miss this opportunity to take advantage of this investment potential, and I invite you to join as well and be part of this exciting journey."

Our Team



Igor Nunez Founder and CEO

Igor has created numerous successful companies including 7 healthcare companies, a home builder, a pediatric healthcare services provider to provide for disadvantaged inner city children and most recently Vlue.



Ron Pereyra Co-Founder and CRO

Ron is a 25 year veteran of the wealth management industry with global leadership experience across sales, marketing, and client services. He's built successful teams in nearly 20 countries across Europe, South America and Australasia.



Erika Biancospino Co-Founder and COO

With a diverse multicultural background of Armenian, Argentinian, and Italian heritage, Erika brings a global perspective and a proven track record of leadership and innovation across multiple industries.

Ride Better. Together.



We believe that riders deserve tranparency and that drivers should earn a living wage.
The $55B ride share industry has lost its way and we're here to fix it.

To our community of drivers, riders and curious investors:

Thank you for taking a ride with us on Wefunder. The page you are about to read presents an investment opportunity that is near and dear to our hearts. We genuinely believe that the many hardworking people in this country who rely on ride sharing services for transportation and income are being charged excessive fees that are killing living wages in exchange for corporate greed. The ride share industry used to be rooted in fairness and technology. It's our mission to bring it back to the people. To support this vision, we've decided to let the people become owners of our company.

We know you have a lot of options for investing your hard-earned money. We hope you will see that when you invest with Vlue, your decision will have a real-world impact. Thank you for considering our company and please don't forget to follow our campaign.

Let's invest in people together. - The Vlue Team

HERE'S THE PROBLEM

Uber and Lyft charge drivers

30% - 60%

of fare totals for use of the platform.

This puts drivers below living wages.

These same companies
also upcharge riders during peak times when most people need transportation.

Imagine a restaurant that charges more when it's time to eat. **It doesn't make sense.**

(Sources: TheRideShareGuy, 2023 - TheStreet, 2024)

When Uber started, its concept was to match rider with driver. That's it. The first wave of drivers appeared from all walks of life and the riders started to alter their taxi habits. Lyft joined the party and added some healthy competition. It was a good time. **The fees that drivers paid to use the platform were much less than they are today.**

However, as ambitions grew and visions of helicopters and self-driving vehicles needed to be funded, ride share companies needed more money - much more. The arrival of 'Surge Charging' marked a new reality for riders which meant they would have to pay more for a ride when they needed it most. And the driver fees for using the platform went up and up and up until the drivers were no longer earning a living wage.

The current reality is exorbitant fees for the people and massive revenue for the companies.

The ride share concept is proven but the purpose has been forgotten. We're here to bring transparency and fairness back to the industry. We hope you'll join us by investing in our vision.




Uber

Uber is taking money from drivers to fund a driver-less future.

At Vlue, our loyalty is with humanity.

Uber is not the only one. Uber, Lyft, Via, and now Tesla are all in a mad race to replace human drivers with self-driving vehicles. Billions of dollars are being spent on this vision. Can you guess where those billions of dollars are coming from? Answer: The users. **Most notably, the excessive amount of fees that they charge DRIVERS to use their platform is financing a DRIVER-LESS future.** There is something dystopian about the current situation and we will be known as the company that fixed it.

We believe that there is a big place in the $55b ride share industry for a company that values hardworking people and doesn't see them as replaceable.

Please click on *Watch for Updates* to get the most recent information about our progress.

Drivers earn more.

Riders pay less.

Your investment will make an impact for many hardworking people.



Our proposition is simple. We are a technology company with a scalable, user-friendly app that allows people to get rides in the same way that they are already used to.

Our impact is noticeable. Our difference is that we charge transparent, flat rates for both drivers and riders to use our service that are lower than Uber, Lyft and the other companies.

Our business model is focused on transaction volume and value-based messaging. With flat fees, monetizing referrals, superior customer/client support and improved user satisfaction - **we are positioned to capture a profitable segment of the current ride share industry.**

With this raise, we plan to continue growing our market share, scale our marketing efforts, add to our list of deals with large institutions, continue adding talent to our company, finish expanding across Florida and then across the nation.

Vlue



Riders

- Flat Fee Pricing
- No Surge Pricing
- No Need to "Wait and Save"
- Monetizing Referrals
  Via Vlue - Link


Drivers
Flat Fee Pricing
Between $2.25 - $5.00
Monetizing Referrals
Between $2.25 - $5.00

Our business model is rooted in transparency and fairness. By investing in Vlue, you will become a part of a movement to fix the current ride share industry. We hear all of the time that our user experience for both drivers and riders is a welcome improvement for everyone involved. This is how the industry used to be before corporate greed and driver-less taxi robots stole the focus.

Vlue is not involved in massive R&D projects that consume huge financial resources. Because of this, we are able to make a profit AND keep money in the pockets of our users. This is not a new concept. With a focused and efficient business model that resonates with drivers and riders, we see a huge opportunity for us in this $55b industry. Robinhood did something similar with investing. We know it can be done with ride sharing.

Same drivers. Same riders. Different app.

You're NOT investing in a risky new concept or infrastructure.


9:41
Vlue
Vlue
MON
10
Calendar

We didn't invent ride sharing - we're just fixing it. The infrastructure is already in place. The users already know how it's done. Most drivers already work for multiple platforms. The only new thing is Vlue's unbreakable commitment to the people.

People intuitively understand when they're being taken advantage of. If given an easy and familiar alternative that is better for their own well-being, we believe they will switch. We're already seeing this trend in our recent growth that has seen over 9,000 drivers sign up with Vlue in Miami alone.

We've noticed an incredible bond between drivers and riders who currently use our service. There is a significant 'feel good' product emotion that comes from using Vlue instead of Uber or Lyft. When a rider requests a ride on Vlue, they know their driver will be making a living wage during that trip. The driver understands that the person needing the ride isn't being overcharged simply because it's a common time for ride requests. From the feedback we get everyday, the human connection during a Vlue ride is unmatched by any of our competitors.

Anyone who has used a ride share service understands the 'knowledgeable bartender' dynamic that occurs during a ride. Ideas of where to visit, family stories, funny memories and more are all part of the atmosphere. **This human element will be completely lost with driver-less services. This is a HUGE part of the customer experience and (according to our research) we're the only ride share company that is dedicated to protecting it.** With the added element of a win-win financial arrangement, our more than 9,000 drivers and the people who rely on them for transportation are enjoying their rides more than ever.



We're a Miami-based company with nationwide goals.

Nation (USA)

- **US Ride Share Market**
  Estimated between $55 - 75 billion
- **CAGR**
  18.5%

State (Florida)

- **Florida Ride Share Drivers**
  100,000

City (Miami)

- **AVG Daily Rides in Miami**
  150,000

TAM
$55B

SAM
$10B

SOM
$300M

We see a huge opportunity in the massive ride sharing industry for a company that puts the riders and drivers back into the center of attention and dedication. Even at just a 5% share of the industry, Vlue would be a multi-billion dollar company. The ride share market is expected to experience a Compound Annual Growth Rate (CAGR) of 2.37% between 2024 and 2029, leading to a projected market volume of US$60.56bn by 2029. (Statista, 2024).

We have the right message at the right time and in our experience, it has been easily understood and celebrated. With the funds from your investment, we will be able to expand our ability to reach more drivers and riders and let them know of an easy, feel-good alternative for their ride sharing needs.

Our business is in the fast lane

- **Over 9,000 registered Drivers**
  Just in Miami alone
- **4 functioning applications**
  HQ and user-friendly

Currently in discussions

- Miami International Airport
- Fort Lauderdale Airport
- Florida International University
- Miami Dade College

Having a relatable vision that takes less from the average person's wallet has driven our growth.

Please click on *Watch for Updates* to get the most recent information about our progress.

Vlue

We are doing the same for freight

This is an even bigger opportunity that we are actively pursuing.


Vlue

At Vlue, we have a single mission that can be applied to multiple industries. As you consider investing in our purpose-driven company, we'd like to give you a peek at our future ambitions. We're already building the infrastructure to bring our user-centric business model to the $532B freight industry. **We see a very similar dynamic in this space where drivers are struggling to earn a living wage and users are paying excessive charges.** Our platform can scale to help people on both sides of shipping transactions to find each other and establish win-win financial arrangements for day-to-day services.

The **Current problem** with freight

- Shippers pay too much
- Carriers don't make enough
- Excessive intermediation
- Lack of tranparency




9:41
IDAHO
WYOMING
NEVADA
UTAH
Denver, Colorado
CALIFORNIA
ARIZONA
LA, California
BAJA CALIFORNIA
Do you have a promo c
Vlue
2
...9865
Select your Vlue

We're in it for the long haul.

- Marketplace where shippers can post to vetted carriers.
- Eliminate 20-30% brokerage commissions.
- Streamline short and long haul.
- Reduce delays with newer vehicles
- Flat fee and subscription-based models

Become an owner of this vision today!

A streamlined marketplace of vetted carriers that eliminates 20-30% of brokerage commissions is the future of the shipping industry. **In our research, this is something that does not currently exist. But it should!** Especially with the added advantages of flat fees and subscription-based options. The freight industry is ripe for a product like Vlue Freight to reduce costs for shippers and improve the livelihoods of drivers. By investing in Vlue today, you will help bring better rates and living wages to the $532B freight industry.


We see an opportunity
in the nationwide freight
industry

- The freight trucking market size in the US is estimated at **$532.7B**
- 750,000 active motor carriers
  with at least 1 tractor
- Over 1 million shipments
  Posted to load boards daily


TAM
$950B
SAM
$560B
SOM
$56B

Invest in BIG ideas

(Source: American Trucking Associations (ATA), the Bureau of Transportation Statistics)

We have the right team to make it happen



Igor Nunez
Founder - CEO



Erika Biacospino
Co-Founder - COO



Ron Pereyra
Co-Founder - CRO



Guillermo López
CTO

Vlue

Let's invest in people together

Thank you for exploring our investment opportunity! We know you have a lot of choices on Wefunder for places to put your money. At Vlue, we have big ambitions to put the ride share and freight industries back into the hands of the people who use the service. There's no reason to charge people more at times when they need transportation while simultaneously taking heavily from the drivers who are the backbone of the industry.

Currently, both the ride share and freight industries have a driver-less vision of the future. They're excessively charging the drivers that they plan to replace.

We think this is wrong and we're doing something about it. Flat rates, transparency and a dedication to a user-centric business model is our recipe for growth and success.

We're offering a unique opportunity to feel good about your investment. If you can intuitively understand our vision, we hope you'll join our investor family! With your support, we can hit the gas on our goals of bringing living wages to drivers and reasonable rates for riders across the country and beyond.

Become an owner today and let's ride better together!

Since you already made it to the end of this section, please consider getting the latest updates about our company and our vision by clicking on *Watch for Updates*.

You can also sign up for our investment newsletter here.

Thank you!